September 25, 2024

William T. Duffy
Chief Financial Officer
Goal Acquisitions Corp.
12600 Hill Country Blvd Building R, Suite 275
Bee Cave, TX 78738

       Re: Goal Acquisitions Corp.
           Form 10-K for the year ended December 31, 2023
           Filed April 16, 2024
           File No. 001-40026
Dear William T. Duffy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction